SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Kathy Churko and Deborah O’Neal

Re:

iShares S&P 500 Index Fund, a series of BlackRock Funds III; BlackRock CoreAlpha Bond Fund, a series of BlackRock Funds VI; iShares Russell 2000 Small-Cap Index Fund and iShares MSCI EAFE International Index Fund, each a series of BlackRock Index Funds, Inc.; BlackRock Advantage Large Cap Core Fund, a series of BlackRock Large Cap Series Funds, Inc.; and BlackRock Advantage Small Cap Core Fund, BlackRock Advantage International Fund and iShares Municipal Bond Index Fund, each a series of BlackRock FundsSM

Registration Statements on Form N-14 (File Nos. 333-225632, 333-225637, 333-225635, 333-225633 and 333-225631)

Dear Mses. Churko and O’Neal:

On behalf of BlackRock Funds III, BlackRock Funds VI, BlackRock Index Funds, Inc., BlackRock Large Cap Series Funds, Inc. and BlackRock FundsSM (each, a “Registrant” and collectively, the “Registrants”), this letter supplements the response letter filed with the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) via EDGAR on August 1, 2018 (the “Original Response Letter”). This supplement responds to the telephonic comments provided by Ms. Kathy Churko of the staff of the Commission (the “Staff”) on August 8, 2018, regarding each Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the Commission on June 20, 2018 (each, a “Registration Statement” and collectively, the “Registration Statements”) relating to the proposed acquisitions by iShares S&P 500 Index Fund, BlackRock CoreAlpha Bond Fund, iShares Russell 2000 Small-Cap Index Fund, iShares MSCI EAFE International Index Fund, BlackRock Advantage Large Cap Core Fund, BlackRock Advantage Small Cap Core Fund, BlackRock Advantage International Fund and iShares Municipal Bond Index Fund (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of the applicable Registrant listed above, of all of the assets and certain stated liabilities of, respectively, State Farm S&P 500 Index Fund, State Farm Bond Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund and State Farm Tax Advantaged Bond Fund (each, a “Target Fund” and collectively, the “Target Funds”), each a series of State Farm Mutual Fund Trust (the “Target Trust”), in exchange for shares of the corresponding Acquiring Fund. Each Target Fund and each Acquiring Fund may be referred to herein as a “Fund.” Each Acquiring Fund after consummation of the applicable Reorganization is referred to herein as a “Combined Fund.” We received confirmation from Ms. Deborah O’Neal of the Staff on August 8, 2018 that she has no further comments to the Registration Statements and the Original Response Letter.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrants.

Securities and Exchange Commission

August 13, 2018

Representatives of the Target Trust have reviewed this letter and have represented to the Registrants that any statements regarding the Target Funds are accurate. The Registrants’ responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statements.

Accounting Comments

Questions and Answers

Comment 1: In the response to the question “Will the applicable Reorganization create a taxable event for me?”, estimates of the amounts of net capital gain positions (including realized and unrealized gains) that would result from a sale of all of the Target Fund holdings are provided for certain Target Funds. For the Reorganizations in which the Funds do not anticipate disposing of substantially all of their holdings in connection with the Reorganizations, please provide estimates of the amounts of net capital gain positions (including realized and unrealized gains) that would result from a sale of the amount of holdings that are expected to be disposed of in connection with each applicable Reorganization.

Response: In response to the Staff’s comment, the Registrants have updated disclosure with respect to the Bond Target Fund to reflect net capital gain positions, (including realized and unrealized gains) if approximately 67% of its portfolio was disposed of as of December 31, 2017. The Registrants have updated disclosure with respect to the Equity Target Fund to reflect net capital gain positions, including realized and unrealized gains, if approximately 72% of its portfolio was disposed of as of December 31, 2017. With respect to the S&P 500 Index Target Fund, Small Cap Index Target Fund and International Index Target Fund, it is estimated that sales of portfolio holdings in connection with each applicable Reorganization will result in a de minimis amount (less than one basis point per share) of net capital gain positions, and as a result, the Registrants have determined that providing this information with respect to these Funds would not be useful to shareholders. The Registrants note that the following disclosure will continue to be included in the answer to this question with respect to these Funds:

“Consequently, minimal transaction costs are anticipated to be incurred in restructuring the portfolio holdings of these Target Funds in connection with their Reorganizations.”

Comment 2: In the response to the question “Will the applicable Reorganization create a taxable event for me?”, estimates provided on the amount of net capital gain positions (including realized and unrealized gains) with respect to the S&P 500 Index Target Fund assumes “the redemption of seed capital by SFMAIC, if applicable” (emphasis added). Please provide an explanation of what is meant by “if applicable” in this disclosure.

Response: As described in the response to Comment 1 above, the Registrants have determined to remove disclosure on the estimated amount of net capital gain position with respect to the sale of the S&P 500 Index Target Fund’s securities in connection with the Reorganization. As a result, the disclosure described in this Comment 2 has been removed in its entirety.

Comment 3: In the pro forma financials in the Statement of Additional Information and the response to the question “Will the applicable Reorganization create a taxable event for me?”, please add disclosure providing a detailed description of the types of portfolio securities held by the Bond Target Fund and the Equity Target Fund that are expected to be disposed of in connection with their respective Reorganizations.

Securities and Exchange Commission

August 13, 2018

Response: As requested, disclosure was added to provide a detailed description of the types of securities held by Bond Target Fund and Equity Target Fund that are expected to be disposed of in connection with their respective Reorganization.

The disclosure with respect to Bond Target Fund was amended as follows:

“The portfolio managers of the CoreAlpha Bond Acquiring Fund anticipate disposing of a significant portion (approximately 67%) of the Bond Target Fund acquired in the Reorganization in connection with realigning the CoreAlpha Bond Combined Fund’s portfolio in a manner consistent with its investment process. The portfolio managers of the CoreAlpha Bond Acquiring Fund anticipate that the portfolio securities of the Bond Target Fund to be sold following the Reorganization will consist mainly of treasury, corporate bonds and commercial mortgage backed securities, which are not aligned with the investment process and strategies of the CoreAlpha Bond Acquiring Fund.

As of December 31, 2017, treasury securities account for approximately 13% of the Bond Target Fund. Portfolio management intends to dispose of substantially all of the treasury securities acquired from the Bond Target Fund to better align with the underlying investments of the CoreAlpha Bond Acquiring Fund; the CoreAlpha Bond Acquiring Fund invests minimally in treasury securities.

As of December 31, 2017, corporate bonds account for approximately 71% of the Bond Target Fund and commercial mortgage backed securities (“CMBS”) account for approximately 14% of the Bond Target Fund. Portfolio management intends to dispose of approximately 62% of the corporate bonds and 80% of the CMBS acquired from the Target Fund and will seek to use the proceeds to better align with the investment process, strategies and profile of the Acquiring Fund. Such proceeds will be used to invest more significantly in below investment grade securities, agency-backed mortgages, residential mortgage-backed securities and asset-backed securities to bring the Combined Fund more in line with its asset allocation targets relative to its benchmark index, the Bloomberg Barclays Aggregate Bond Index.

The portfolio transaction costs relating to the sale of portfolio securities acquired from the Bond Target Fund in connection with the Combined Fund investing in corporate bonds and agency mortgages that align with the investment objective to provide a combination of income and capital growth are estimated to be approximately 0.06% of the Combined Fund’s net assets following the Reorganization.”

The disclosure with respect to Equity Target Fund was amended as follows:

“The portfolio managers of the Advantage Large Cap Core Acquiring Fund anticipate that a significant portion (approximately 72%) of the Equity Target Fund will be disposed of prior to the Reorganization in connection with realigning the Equity Target Fund’s portfolio in a manner more consistent with the investment process and strategies of the Advantage Large Cap Core Acquiring Fund. The Advantage Large Cap Core Acquiring Fund uses a quantitative investment management process while the Equity Target Fund utilizes a fundamental approach in its investment process. The Advantage Large Cap Core Acquiring Fund seeks to pursue its investment objective by investing in large cap securities in a disciplined manner, by using proprietary return forecast models that incorporate quantitative analysis. These forecast models

Securities and Exchange Commission

August 13, 2018

are designed to identify aspects of mispricing across stocks which the Advantage Large Cap Core Acquiring Fund can seek to capture by over- and under-weighting particular equities while seeking to control incremental risk. Portfolio management then constructs and rebalances the Advantage Large Cap Core Acquiring Fund by integrating its investment insights with the model-based optimization process. The portfolio managers of the Advantage Large Cap Core Acquiring Fund anticipate that the portfolio securities of the Equity Target Fund to be sold in anticipation of the Reorganization will consist mainly of equity securities that are not aligned with the investment process and strategies of the Advantage Large Cap Core Acquiring Fund. It is currently estimated that the majority of the equities to be sold are in the Health Care, Industrial, and Telecom sectors. The portfolio management team expects that the proceeds from such disposition will be used to invest in large cap equity securities in the Consumer Discretionary, Energy, Financials, and Real Estate sectors that better align with the Advantage Large Cap Core Acquiring Fund’s model-based investment approach.

The portfolio transaction costs relating to the sale of portfolio securities acquired from the Equity Target Fund in connection with the Equity Target Fund investing in equity securities that better align the portfolio holdings of the Equity Target Fund with that of the Advantage Large Cap Core Acquiring Fund are estimated to be approximately 0.03% of the Equity Target Fund’s net assets prior to the Reorganization.”

Summary – Fees and Expenses

Comment 4: The Staff notes that with respect to the subsections “Small/Mid Cap Equity Target Fund Class R-3 Shares into Advantage Small Cap Core Acquiring Fund Institutional Shares” and “International Equity Target Fund Class R-3 Shares into Advantage International Acquiring Fund Institutional Shares,” in both cases, the numbers provided in the fee tables with respect to the Acquiring Fund and Combined Fund are identical, however the corresponding expense example numbers for the applicable Acquiring Fund and Combined Fund differ. Please explain this discrepancy.

Response: As noted in footnotes to the applicable fee tables, the Acquiring Funds are subject to contractual waivers which are set to expire on September 30, 2018 with respect to the Advantage Small Cap Core Acquiring Fund and January 31, 2019 with respect to the Advantage International Acquiring Fund. Effective on the closing of each applicable Reorganization, these contractual waivers will be extended to September 30, 2021 and January 31, 2021, respectively. Since the expense examples provided for each Acquiring Fund reflect the current waiver expiration date and the expense examples provided for each Combined Fund reflect the waiver expiration date extensions, the expense example numbers for the applicable Acquiring Funds differ from the corresponding Combined Funds, even though the fee table numbers for such Acquiring Funds are the same as the corresponding Combined Funds.

Comparison of the Funds–Purchase, Redemption, Exchange and Valuation of Shares

Comment 5: In the section entitled “Comparison of the Funds–Purchase, Redemption, Exchange and Valuation of Shares–Comparison of Valuation Policies” please confirm supplementally that the Funds have been parallel priced and that there were no material differences resulting from the parallel pricing.

Securities and Exchange Commission

August 13, 2018

Response: The Registrants do not anticipate material valuation differences as of the merger date. As stated in Section 2.4 of the Agreement and Plan of Reorganization, the Selling Trust and each Acquiring Trust and Acquiring Corporation, as applicable (as such terms are defined in the applicable Agreement and Plan of Reorganization), agree to use all commercially reasonable efforts to resolve prior to the Valuation Date any material pricing differences between the prices of portfolio securities determined in accordance with a Target Fund’s valuation procedures and those determined in accordance with the corresponding Acquiring Fund’s valuation procedures.

In response to the Staff’s comment, the portfolio securities in the Target Funds, as of (i) December 31, 2017 with respect to the S&P 500 Index Target Fund, Bond Target Fund, Small Cap Index Target Fund, International Index Target Fund and Tax Advantaged Bond Target Fund, (ii) March 31, 2018 with respect to Equity Target Fund and International Equity Target Fund, and May 31, 2018 with respect to Small/Mid Cap Equity Target Fund, were parallel priced and adjustments relating to such parallel pricing for MSCI EAFE International Index Combined Fund are reflected in the capitalization and pro forma tables. In addition, disclosure was added to the lead-in to the capitalization tables to note that, except as noted with respect to the MSCI EAFE International Index Combined Fund, there are no material adjustments expected due to the valuation. A footnote to the capitalization table for MSCI EAFE International Index Fund has also been added to note that the adjustments were due to differences in the fair valuation policies and procedures of the International Index Target Fund and the MSCI EAFE International Index Acquiring Fund with respect to foreign securities.

Other Information – Capitalization

Comment 6: In the pro forma financials in the Statement of Additional Information and the capitalization tables and the pro forma financials in the Statement of Additional Information, please include adjustments for the redemption of State Farm Mutual Automobile Insurance Company (“SFMAIC”) and State Farm Equity and Bond Fund holdings, as applicable. In accordance with guidance provided at the American Institute of Certified Public Accountants (“AICPA”) Investment Companies Expert Panel Meeting held on December 19, 2006, please do not include adjustments for expected gains or losses for the sale of portfolio securities in connection with the Reorganizations in the pro forma financials in the Statement of Additional Information and the capitalization tables. The Staff notes that the pro forma net asset amounts provided in the Statement of Additional Information and the capitalization tables should reflect the same adjustments.

Response: The requested change has been made, and the pro forma financials in the Statement of Additional Information and the capitalization tables have been updated to remove any adjustments for expected gains or losses for the sale of portfolio securities in connection with the Reorganizations. The Registrants note that the pro forma net asset amounts provided in the Statement of Additional Information and the capitalization tables reflect the same adjustments.

Comparison of the Funds–Performance Information

Comment 7: The Staff requests that the Registrant explain why Municipal Bond Index Acquiring Fund is the appropriate accounting and performance survivor for its merger with Tax Advantaged Bond Target Fund.

Response: In response to the Staff’s comment and following discussion with the Staff, the Registrant has revised the disclosure to reflect that Tax Advantaged Bond Target Fund will be the accounting and performance survivor, and Municipal Bond Index Acquiring Fund will be the corporate and legal survivor.

Securities and Exchange Commission

August 13, 2018

Information about the Reorganization–Material U.S. Federal Income Tax Consequences of the Reorganizations

Comment 8: In the section of the Combined Prospectus/Proxy Statement entitled “Information about the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganizations” there is disclosure stating that Municipal Bond Index Acquiring Fund will not be in compliance with its investment policies immediately following the Reorganization. Please explain in correspondence when the Municipal Bond Index Acquiring Fund expects to be in compliance with its investment policies.

Response: It is expected that Municipal Bond Index Acquiring Fund’s portfolio assets will be sold and it will be in compliance with its investment policies within approximately 60 to 75 days of the closing of the Reorganization. Disclosure has been added to reflect this time frame.

Statement of Additional Information—Pro Forma Financial Statements (Unaudited)—Undistributed Net Investment Income, Undistributed Realized Gains and Capital Loss Carryforwards

Comment 9: In the section of the Statement of Additional Information entitled “Pro Forma Financial Statements (Unaudited)—Undistributed Net Investment Income, Undistributed Realized Gains and Capital Loss Carryforwards” the lead-in to the table states that “As of…December 31, 2017 with respect to…Municipal Bond Index Acquiring Fund…the amount of undistributed net investment income, undistributed realized gains and capital loss carryforwards for each Fund was as follows,” (emphasis added) however, there is a footnote to the same table that states “The Municipal Bond Index Acquiring Fund had not commenced operations as of May 31, 2018,” (emphasis added). Please make sure the dates in this disclosure is consistent.

Response: We have revised the disclosure of the footnote to the Undistributed Net Income, Undistributed Realized Gains and Capital Loss Carryforwards to state that Municipal Bond Index Acquiring Fund had not commenced operations as of December 31, 2017.

* * *

Securities and Exchange Commission

August 13, 2018

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald
Gladys Chang
John A. MacKinnon